SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Microsoft Names Internet Gold's Subsidiary MSN-Israel as Top Sales and Marketing Performer for Q2 2005 dated July 28, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Microsoft Names Internet Gold's Subsidiary MSN-Israel as Top Sales and Marketing Performer for Q2 2005

Thursday July 28, 9:18 am ET

Internet Gold's Share of Israeli Internet Advertising: 25%

PETACH TIKVA, Israel, July 28 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ:
IGLD , TASE: IGLD) today announced that Microsoft International has named MSN-Israel (owned jointly by Internet Gold-50.1% and Microsoft-49.9%) as its Top Q2 Sales and Marketing Performer, singling it out for excellence from the 38 MSN-affiliated portals around the world. The award was announced in the Microsoft's annual convention (MGB) held last week in Atlanta, Georgia.

"We are proud to receive this recognition from Microsoft," said Uri Adoni, CEO of MSN-Israel. "Our success shows what can be created when you combine the efforts of a talented and dedicated team with MSN's strong brand name and excellent technology."

MSN-Israel earned this award by delivering the highest revenue growth during the period compared to projections made originally at the beginning of Microsoft's fiscal year (July 2004). During the 12 month period from July 2004 to June 2005, MSN-Israel's revenues were $6.5 million, 12% higher than forecast.

In addition to MSN-Israel as its main e-Advertising asset, Internet Gold holds several additional niche portals which together contributed approximately $2 million to the Company's last 12 months revenues. As such, Internet Gold's market share of Israel's Internet Advertising has reached approximately 25%.

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its (50.1% owned) joint-venture with Microsoft Corp. (49.9% owned), the Company operates several of Israel's Internet portals. Its fully-owned subsidiary, Internet Gold International, specializes in the provision of international Internet and communication services. Its fully-owned subsidiary, GoldMind, focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-commerce subsidiary, the Company has established itself as one of Israel's leading e-commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  July 28, 2005